Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present our assets and liabilities as of March 31, 2017, revenue and expenses for the three months ended March 31, 2017 and 2016 and cash flows for the three months ended March 31, 2017 and 2016. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the QVC Group and the Ventures Group, respectively.  The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the three months ended March 31, 2017 included in this Quarterly Report on Form 10-Q.

The QVC Group common stock is intended to reflect the separate performance of our QVC Group which is comprised of our consolidated subsidiaries, QVC, Inc. (“QVC”) and zulily, llc (“zulily”), and our approximate 38% interest in HSN, Inc. (“HSN”). Liberty Ventures common stock is intended to reflect the separate performance of our Ventures Group which is comprised primarily of our interests in Evite, Inc. (“Evite”), CommerceHub, Inc. (“CommerceHub”) (through July 22, 2016) (see note 3 of the accompanying condensed consolidated financial statements) and Bodybuilding.com, LLC ("Bodybuilding") (through November 4, 2016) (see note 3 of the accompanying condensed consolidated financial statements) (collectively, the “Digital Commerce businesses”). The Ventures Group also holds ownership interests in FTD Companies, Inc. (“FTD”), HSN and LendingTree, Inc. (“LendingTree”), which we account for as equity method investments; an interest in Liberty Broadband Corporation (“Liberty Broadband”), which we account for at fair value; and investments and related financial instruments in public companies such as Charter Communications, Inc. (“Charter”), ILG, Inc. (“ILG”) and Time Warner Inc. (“Time Warner”), which are accounted for at their respective fair market values.

As discussed in note 1 of the accompanying condensed consolidated financial statements, on July 22, 2016, Liberty completed the spin-off (the “CommerceHub Spin-Off”) of its former wholly-owned subsidiary, CommerceHub. See discussion in note 3 of the accompanying condensed consolidated financial statements regarding discontinued operations treatment for the CommerceHub Spin-Off.

As discussed in note 1 of the accompanying condensed consolidated financial statements, on November 4, 2016, Liberty completed the split-off (the “Expedia Holdings Split-Off”) of Liberty Expedia Holdings, Inc. (“Expedia Holdings”). At the time of the Expedia Holdings Split-Off, Expedia Holdings was comprised of, among other things, Liberty’s former interest in Expedia, Inc., Liberty’s former wholly-owned subsidiary Bodybuilding and $350 million in indebtedness.  See discussion in note 3 of the accompanying condensed consolidated financial statements regarding discontinued operations treatment for the Expedia Holdings Split-Off.

As discussed in note 2 of the accompanying condensed consolidated financial statements, on April 4, 2017, Liberty entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement” and the transactions contemplated thereby, the “Transactions”) with General Communication, Inc. (“GCI”), an Alaska corporation, and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty (“LI LLC”), whereby Liberty will acquire GCI through a reorganization in which certain Ventures Group assets and liabilities will be contributed to GCI in exchange for a controlling interest in GCI.  Liberty and LI LLC will contribute to GCI Liberty (as defined below) its entire equity interest in Liberty Broadband, Charter and LendingTree, together with the Evite operating business and certain other assets and liabilities (including, subject to certain conditions, Liberty’s equity interest in FTD), in exchange for (a) the issuance to LI LLC of (i) a number of shares of reclassified GCI Class A Common Stock and a number of shares of reclassified GCI Class B Common Stock equal to the number of outstanding shares of Series A Liberty Ventures common stock and Series B Liberty Ventures common stock outstanding on the closing date of the Contribution, respectively, (ii) certain exchangeable debentures and (iii) cash, and (b) the assumption of certain liabilities by GCI Liberty (the “Contribution”).

Liberty will then effect a tax-free separation of its controlling interest in the combined company (to be named GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock in full redemption of all outstanding shares of such stock, leaving QVC Group common stock as the only outstanding common stock of Liberty.  Holders of GCI Class A Common Stock and GCI Class B Common Stock each will receive (i) 0.63 of a share of reclassified GCI Class A Common Stock and (ii) 0.20 of a share of new GCI Series A preferred stock in exchange for each share of their existing GCI stock.   The exchange ratios were determined based on total consideration of $32.50 per share for the existing GCI common stock, comprised of $27.50 per share in reclassified GCI Class A Common Stock and $5.00 per share in newly issued GCI Preferred Stock, and a Liberty Ventures reference price of $43.65 (with no premium paid for shares of GCI Class B Common Stock). The Series A preferred shares will accrue dividends at an initial rate of 5% per annum (which would increase to 7% in connection with a future reincorporation of GCI Liberty in Delaware) and will be redeemable upon the 21st anniversary of the closing.

At the closing of the Transactions, Liberty will reattribute certain assets and liabilities from the Ventures Group to the QVC Group (the “Reattribution”).  The reattributed assets and liabilities, if effected as of the date hereof, would include cash, Liberty’s interest in ILG, Inc., certain green energy investments, LI LLC’s exchangeable debentures (other than its outstanding 1.75% Exchangeable Debentures due 2046 that are exchanged for mirror debentures of GCI in an exchange offer to be conducted prior to the closing of the Transactions), and certain tax benefits.  Liberty will complete the Reattribution using similar valuation methodologies to those used in connection with its previous reattributions, including taking into account the advice of its financial advisor. The Transactions are expected to be consummated during the first quarter of 2018, subject to the satisfaction of customary closing conditions, including receipt of regulatory approval and the requisite stockholder approvals.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the QVC Group and the Ventures Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of QVC Group common stock and Liberty Ventures common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of QVC Group common stock and Liberty Ventures common stock does not affect the rights of our creditors or creditors of our subsidiaries.

SUMMARY ATTRIBUTED FINANCIAL DATA

QVC Group

	March 31, 2017	December 31, 2016
	amounts in millions
Summary balance sheet data:
Current assets	$2,440	2,642
Investments in affiliates, accounted for using the equity method	$233	224
Intangible assets not subject to amortization, net	$9,347	9,325
Total assets	$14,040	14,357
Long-term debt, including current portion	$6,184	6,375
Deferred income tax liabilities	$1,111	1,116
Net assets attributable to QVC Group common stock shareholders	$4,830	4,860

	Three months ended
	March 31,
	2017	2016
	amounts in millions
Summary operations data:
Revenue	$2,323	2,367
Cost of sales	1,505	1,535
Operating expenses	148	153
Selling, general and administrative expenses (1)	237	264
Depreciation and amortization	207	209
Operating income (loss)	226	206
Interest expense	(75)	(76)
Share of earnings (losses) of affiliates, net	14	21
Realized and unrealized gains (losses) on financial instruments, net	(1)	(1)
Other income (expense), net	(2)	5
Income tax benefit (expense)	(59)	(53)
Net earnings (loss)	103	102
Less net earnings (loss) attributable to noncontrolling interests	12	8
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$91	94

(1)	Includes stock-based compensation of $12 million and $18 million for the three months ended March 31, 2017 and 2016, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA (Continued)

Ventures Group

	March 31, 2017	December 31, 2016
	amounts in millions
Summary balance sheet data:
Cash and cash equivalents	$442	487
Investments in available-for-sale securities and other cost investments	$2,181	1,918
Investments in affiliates, accounted for using the equity method	$334	357
Investment in Liberty Broadband measured at fair value	$3,688	3,161
Total assets	$6,718	5,998
Long-term debt, including current portion	$1,746	1,667
Deferred income tax liabilities	$2,800	2,520
Net assets attributable to Liberty Ventures common stock shareholders	$2,332	1,912

	Three months ended
	March 31,
	2017	2016
	amounts in millions
Summary operations data:
Revenue	$4	143
Cost of sales	—	91
Operating	3	17
Selling, general and administrative expenses (1)	13	44
Depreciation and amortization	1	8
Operating income (loss)	(13)	(17)
Interest expense	(15)	(17)
Share of earnings (losses) of affiliates, net	(41)	(18)
Realized and unrealized gains (losses) on financial instruments, net	702	(6)
Other, net	3	33
Income tax benefit (expense)	(220)	15
Earnings (loss) from continuing operations	416	(10)
Earnings (loss) from discontinued operations, net of taxes	—	(16)
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$416	(26)

(1)	Includes stock-based compensation of $4 million and $13 million for the three months ended March 31, 2017 and 2016, respectively.

BALANCE SHEET INFORMATION

March 31, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$379	442	821
Trade and other receivables, net	933	36	969
Inventory, net	1,050	—	1,050
Other current assets	78	2	80
Total current assets	2,440	480	2,920
Investments in available-for-sale securities and other cost investments (note 2)	4	2,181	2,185
Investments in affiliates, accounted for using the equity method (note 3)	233	334	567
Investment in Liberty Broadband measured at fair value (note 3)	—	3,688	3,688
Property and equipment, net	1,123	1	1,124
Intangible assets not subject to amortization	9,347	30	9,377
Intangible assets subject to amortization, net	858	4	862
Other assets, at cost, net of accumulated amortization	35	—	35
Total assets	$14,040	6,718	20,758
Liabilities and Equity
Current liabilities:
Intergroup payable (receivable) (note 7)	$172	(172)	—
Accounts payable	727	—	727
Accrued liabilities	579	22	601
Current portion of debt (note 4)	15	902	917
Other current liabilities	178	2	180
Total current liabilities	1,671	754	2,425
Long-term debt (note 4)	6,169	844	7,013
Deferred income tax liabilities	1,111	2,800	3,911
Other liabilities	165	(3)	162
Total liabilities	9,116	4,395	13,511
Equity/Attributed net assets (liabilities)	4,830	2,332	7,162
Noncontrolling interests in equity of subsidiaries	94	(9)	85
Total liabilities and equity	$14,040	6,718	20,758

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$2,323	4	2,327

Operating costs and expenses:
Cost of sales	1,505	—	1,505
Operating	148	3	151
Selling, general and administrative, including stock-based compensation (note 5)	237	13	250
Depreciation and amortization	207	1	208
	2,097	17	2,114
Operating income (loss)	226	(13)	213

Other income (expense):
Interest expense	(75)	(15)	(90)
Share of earnings (losses) of affiliates, net (note 3)	14	(41)	(27)
Realized and unrealized gains (losses) on financial instruments, net	(1)	702	701
Other, net	(2)	3	1
	(64)	649	585
Earnings (loss) from continuing operations before income taxes	162	636	798
Income tax benefit (expense)	(59)	(220)	(279)
Net earnings (loss)	103	416	519
Less net earnings (loss) attributable to noncontrolling interests	12	—	12
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$91	416	507

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$2,367	143	2,510

Operating costs and expenses:
Cost of sales	1,535	91	1,626
Operating	153	17	170
Selling, general and administrative, including stock-based compensation (note 5)	264	44	308
Depreciation and amortization	209	8	217
	2,161	160	2,321
Operating income (loss)	206	(17)	189

Other income (expense):
Interest expense	(76)	(17)	(93)
Share of earnings (losses) of affiliates, net (note 3)	21	(18)	3
Realized and unrealized gains (losses) on financial instruments, net	(1)	(6)	(7)
Other, net	5	33	38
	(51)	(8)	(59)
Earnings (loss) from continuing operations before income taxes	155	(25)	130
Income tax benefit (expense)	(53)	15	(38)
Net earnings (loss) from continuing operations	102	(10)	92
Earnings (loss) from discontinued operations	—	(16)	(16)
Net earnings (loss)	102	(26)	76
Less net earnings (loss) attributable to noncontrolling interests	8	—	8
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$94	(26)	68

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2017

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$103	416	519
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	207	1	208
Stock-based compensation	12	4	16
Share of (earnings) losses of affiliates, net	(14)	41	27
Cash receipts from return on equity investments	7	—	7
Realized and unrealized (gains) losses on financial instruments, net	1	(702)	(701)
(Gains) losses on dispositions	2	(2)	—
Deferred income tax (benefit) expense	(25)	280	255
Other, net	2	1	3
Intergroup tax allocation	60	(60)	—
Changes in operating assets and liabilities
Current and other assets	244	10	254
Payables and other current liabilities	(154)	(8)	(162)
Net cash provided (used) by operating activities	445	(19)	426

Cash flows from investing activities:
Investment in and loans to cost and equity investees	—	(21)	(21)
Capital expended for property and equipment	(29)	(1)	(30)
Other investing activities, net	(1)	—	(1)
Net cash provided (used) by investing activities	(30)	(22)	(52)

Cash flows from financing activities:
Borrowings of debt	499	—	499
Repayments of debt	(699)	(5)	(704)
Repurchases of QVC Group common stock	(152)	—	(152)
Withholding taxes on net settlements of stock-based compensation	(4)	—	(4)
Other financing activities, net	(27)	1	(26)
Net cash provided (used) by financing activities	(383)	(4)	(387)
Effect of foreign currency rates on cash	9	—	9
Net increase (decrease) in cash and cash equivalents	41	(45)	(4)
Cash and cash equivalents at beginning of period	338	487	825
Cash and cash equivalents at end period	$379	442	821

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$102	(26)	76
Adjustments to reconcile net earnings to net cash provided by operating activities:
(Earnings) loss from discontinued operations	—	16	16
Depreciation and amortization	209	8	217
Stock-based compensation	18	13	31
Cash payments for stock based compensation	—	(10)	(10)
Share of losses (earnings) of affiliates, net	(21)	18	(3)
Cash receipts from return on equity investments	6	3	9
Realized and unrealized (gains) losses on financial instruments, net	1	6	7
Deferred income tax (benefit) expense	(30)	36	6
Other, net	(6)	(30)	(36)
Intergroup tax allocation	49	(49)	—
Intergroup tax (payments) receipts	(54)	54	—
Changes in operating assets and liabilities
Current and other assets	268	13	281
Payables and other current liabilities	(297)	(3)	(300)
Net cash provided (used) by operating activities	245	49	294

Cash flows from investing activities:
Cash proceeds from dispositions	—	9	9
Investments in and loans to cost and equity investees	—	(22)	(22)
Capital expended for property and equipment	(43)	(8)	(51)
Purchases of short term and other marketable securities	—	(116)	(116)
Sales of short term and other marketable securities	12	413	425
Other investing activities, net	(13)	1	(12)
Net cash provided (used) by investing activities	(44)	277	233

Cash flows from financing activities:
Borrowings of debt	515	108	623
Repayments of debt	(438)	(160)	(598)
Repurchases of QVC Group common stock	(238)	—	(238)
Withholding taxes on net settlements of stock-based compensation	(7)	(1)	(8)
Other financing activities, net	(6)	1	(5)
Net cash provided (used) by financing activities	(174)	(52)	(226)
Effect of foreign currency rates on cash	(13)	—	(13)
Net cash provided (used) by discontinued operations:
Cash provided (used) by operating activities	—	6	6
Cash provided (used) by investing activities	—	—	—
Cash provided (used) by financing activities	—	—	—
Change in available cash held by discontinued operations	—	—	—
Net cash provided (used) by discontinued operations	—	6	6
Net increase (decrease) in cash and cash equivalents	14	280	294
Cash and cash equivalents at beginning of period	426	2,023	2,449
Cash and cash equivalents at end period	$440	2,303	2,743

Notes to Attributed Financial Information

(unaudited)

(1)

At March 31, 2017, the QVC Group is comprised of our consolidated subsidiaries, QVC and zulily, and our approximate 38% interest in HSN, accounted for under the equity method.  Accordingly, the accompanying attributed financial information for the QVC Group includes the foregoing investment, as well as the assets, liabilities, revenue, expenses and cash flows of QVC and zulily.  We have also attributed certain of our debt obligations (and related interest expense) to the QVC Group based upon a number of factors, including the cash flow available to the QVC Group and its ability to pay debt service and our assessment of the optimal capitalization for the QVC Group.  The specific debt obligations attributed to each of the QVC Group and the Ventures Group are described in note 4 below.  In addition, we have allocated certain corporate general and administrative expenses among the QVC Group and the Ventures Group as described in note 5 below.

At March 31, 2017, the QVC Group is primarily comprised of our merchandise-focused televised shopping programs, Internet and mobile application businesses.  Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the QVC Group.

At March 31, 2017, the Ventures Group consists of all of our businesses not included in the QVC Group, including Evite, FTD, LendingTree, and Liberty Broadband and available-for-sale securities Charter, ILG, and Time Warner. Accordingly, the accompanying attributed financial information for the Ventures Group includes these investments as well as the assets, liabilities, revenue, expenses and cash flows of Evite. In addition, we have attributed to the Ventures Group all of our senior exchangeable debentures (and related interest expense).  See note 4 below for the debt obligations attributed to the Ventures Group.

Any businesses that we may acquire in the future that we do not attribute to the QVC Group will be attributed to the Ventures Group.

As discussed in note 1 to the accompanying condensed consolidated financial statements, on May 18, 2016, Liberty completed a $2.4 billion investment in Liberty Broadband in connection with the merger of Charter and Time Warner Cable Inc. ("TWC"). The proceeds of this investment were used by Liberty Broadband to fund, in part, its acquisition of $5 billion of stock in the new public parent company of the combined enterprises. Liberty, along with third party investors, all of whom invested on the same terms as Liberty, purchased newly issued shares of Liberty Broadband Series C common stock at a per share price of $56.23, which was determined based upon the fair value of Liberty Broadband's net assets on a sum-of-the parts basis at the time the investment agreements were executed. Liberty's investment in Liberty Broadband was funded using cash on hand and is attributed to the Ventures Group.

As discussed in note 2 to the accompanying condensed consolidated financial statements, on April 4, 2017, Liberty entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement” and the transactions contemplated thereby, the “Transactions”) with General Communication, Inc. (“GCI”), an Alaska corporation, and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty (“LI LLC”), whereby Liberty will acquire GCI through a reorganization in which certain Ventures Group assets and liabilities will be contributed to GCI in exchange for a controlling interest in GCI.  Liberty and LI LLC will contribute to GCI Liberty (as defined below) its entire equity interest in Liberty Broadband, Charter and LendingTree, together with the Evite operating business and certain other assets and liabilities (including, subject to certain conditions, Liberty’s equity interest in FTD), in exchange for (a) the issuance to LI LLC of (i) a number of shares of reclassified GCI Class A Common Stock and a number of shares of reclassified GCI Class B Common Stock equal to the number of outstanding shares of Series A Liberty Ventures common stock and Series B Liberty Ventures common stock outstanding on the closing date of the Contribution, respectively, (ii) certain exchangeable debentures and (iii) cash, and (b) the assumption of certain liabilities by GCI Liberty (the “Contribution”).

Liberty will then effect a tax-free separation of its controlling interest in the combined company (to be named GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock in full redemption of all outstanding

Notes to Attributed Financial Information

(unaudited)

shares of such stock, leaving QVC Group common stock as the only outstanding common stock of Liberty.  Holders of GCI Class A Common Stock and GCI Class B Common Stock each will receive (i) 0.63 of a share of reclassified GCI Class A Common Stock and (ii) 0.20 of a share of new GCI Series A preferred stock in exchange for each share of their existing GCI stock.   The exchange ratios were determined based on total consideration of $32.50 per share for the existing GCI common stock, comprised of $27.50 per share in reclassified GCI Class A Common Stock and $5.00 per share in newly issued GCI Preferred Stock, and a Liberty Ventures reference price of $43.65 (with no premium paid for shares of GCI Class B Common Stock). The Series A preferred shares will accrue dividends at an initial rate of 5% per annum (which would increase to 7% in connection with a future reincorporation of GCI Liberty in Delaware) and will be redeemable upon the 21st anniversary of the closing.

At the closing of the Transactions, Liberty will reattribute certain assets and liabilities from the Ventures Group to the QVC Group (the “Reattribution”).  The reattributed assets and liabilities, if effected as of the date hereof, would include cash, Liberty’s interest in ILG, Inc., certain green energy investments, LI LLC’s exchangeable debentures (other than its outstanding 1.75% Exchangeable Debentures due 2046 that are exchanged for mirror debentures of GCI in an exchange offer to be conducted prior to the closing of the Transactions), and certain tax benefits.  Liberty will complete the Reattribution using similar valuation methodologies to those used in connection with its previous reattributions, including taking into account the advice of its financial advisor. The Transactions are expected to be consummated during the first quarter of 2018, subject to the satisfaction of customary closing conditions, including receipt of regulatory approval and the requisite stockholder approvals.

Notes to Attributed Financial Information

(unaudited)

(2)	Investments in available-for-sale securities, including non-strategic securities, and other cost investments are summarized as follows:

	March 31,	December 31,
	2017	2016
	amounts in millions
QVC Group
Other	$4	4
Total QVC Group	4	4
Ventures Group
Charter	1,754	1,543
ILG	349	302
Other	78	73
Total Ventures Group	2,181	1,918
Consolidated Liberty	$2,185	1,922

(3)	The following table presents information regarding certain equity method investments:

				Share of earnings (losses)
	March 31, 2017			Three months ended
	Percentage	Carrying	Market	March 31,
	ownership	value	value	2017	2016
	dollar amounts in millions
QVC Group
HSN	38%	$194	743	16	22
Other	various	39	NA	(2)	(1)
Total QVC Group		233		14	21
Ventures Group
FTD	37%	212	205	(5)	(3)
Other	various	122	NA	(36)	(15)
Total Ventures Group		334		(41)	(18)
Consolidated Liberty		$567		(27)	3

Investment in Liberty Broadband

As discussed in note 1 to the accompanying condensed consolidated financial statements, in connection with the merger of Charter and TWC, on May 18, 2016, Liberty invested $2.4 billion in Liberty Broadband Series C nonvoting shares. As of March 31, 2017, Liberty has a 24% economic ownership interest in Liberty Broadband. Due to overlapping boards of directors and management, Liberty has been deemed to have significant influence over Liberty Broadband even though Liberty does not have any voting rights. Liberty has elected to apply the fair value option for its investment in Liberty Broadband as it is believed that the Company’s investors value this investment based on the trading price of Liberty Broadband. Liberty recognizes changes in the fair value of its investment in Liberty Broadband in realized and unrealized gains (losses) on financial instruments, net in the accompanying condensed consolidated statements of operations.

Notes to Attributed Financial Information

(unaudited)

(4)	Debt attributed to the QVC Group and the Ventures Group is comprised of the following:

	March 31, 2017
	Outstanding	Carrying
	principal	value
	amounts in millions
QVC Group
8.5% Senior Debentures due 2029	$287	285
8.25% Senior Debentures due 2030	504	502
1% Exchangeable Senior Debentures due 2043	1	—
QVC 3.125% Senior Secured Notes due 2019	400	399
QVC 5.125% Senior Secured Notes due 2022	500	500
QVC 4.375% Senior Secured Notes due 2023	750	750
QVC 4.85% Senior Secured Notes due 2024	600	600
QVC 4.45% Senior Secured Notes due 2025	600	599
QVC 5.45% Senior Secured Notes due 2034	400	399
QVC 5.95% Senior Secured Notes due 2043	300	300
QVC Bank Credit Facilities	1,699	1,699
Other subsidiary debt	180	180
Deferred loan costs		(29)
Total QVC Group debt	6,221	6,184
Ventures Group
4% Exchangeable Senior Debentures due 2029	435	290
3.75% Exchangeable Senior Debentures due 2030	436	284
3.5% Exchangeable Senior Debentures due 2031	333	324
0.75% Exchangeable Senior Debentures due 2043	1	3
1.75% Exchangeable Senior Debentures due 2046	750	845
Total Ventures Group debt	1,955	1,746
Total consolidated Liberty debt	$8,176	7,930
Less current maturities		(917)
Total long-term debt		$7,013

Notes to Attributed Financial Information

(unaudited)

(5)

Cash compensation expense for our corporate employees is allocated between the QVC Group and the Ventures Group based on the estimated percentage of time spent providing services for each group.  On a semi-annual basis, estimated time spent will be determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group, which would require a more timely reevaluation of estimated time spent.  Other general and administrative expenses will be charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology.  Amounts allocated from the QVC Group to the Ventures Group were determined to be $6 million and $9 million for the three months ended March 31, 2017 and 2016, respectively.  We note that stock compensation related to each tracking stock group is determined based on actual options outstanding for each respective tracking stock group.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(6)

The QVC Group common stock and the Liberty Ventures common stock have voting and conversion rights under our restated charter.  Following is a summary of those rights.  Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share.  Holders of Series C common stock of each group, if issued, are entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote.  In general, holders of Series A and Series B common stock will vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B QVC Group common stock or the approval of the holders of only Series A and Series B Liberty Ventures common stock.

At the option of the holder, each share of Series B common stock is convertible into one share of Series A common stock of the same group.  At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to the other group.

(7)The intergroup payable (receivable) is primarily attributable to intergroup income taxes payable from the QVC Group to the Ventures Group.